July 28, 2006
Via EDGAR and Electronic Mail
Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canada Southern Petroleum Ltd.
Schedule 14D-9
File No. 005-80168
Dear Ms. Murphy:
     I am writing on behalf of Canada Southern Petroleum Ltd., an Alberta corporation (“Canada Southern”), in response to the issuance late Wednesday by Canadian Superior Energy Inc. (TSX and AMEX: SNG) (“CanSup”) of a press release (the “Press Release”) announcing that CanSup intends to extend the expiration date of the tender offer by CanSup’s wholly-owned subsidiary for all of the common shares of Canada Southern (the “CanSup Offer”) and to amend the financial consideration offered in the CanSup Offer. A copy of the Press Release is attached to this email for your review.
     Canada Southern strongly believes that the issuance of the Press Release, without filing either the Press Release itself or any amended tender offer materials elaborating on the nature and valuation of the consideration comprising the amended CanSup Offer, represents a blatant and intentional violation of the anti-fraud provisions of the federal securities laws. Canada Southern believes that the Press Release was issued to manipulate the market for Canada Southern’s common shares, confuse Canada Southern’s shareholders with respect to the financial terms of the CanSup Offer and hinder or prevent Canada Southern’s shareholders from tendering their shares into the pending $13.10 per share cash tender offer made by Canadian Oil Sands Limited, a wholly owned subsidiary of Canadian Oil Sands Trust (TSX – COS.UN) (together, “Canadian Oil

Sands”), dated June 27, 2006, as amended on July 5th and July 14th (the “Oil Sands Offer”).
     The Press Release is confusing, misleading and manipulative for a number of reasons. First, it suggests that the consideration making up the revised CanSup Offer has a value of approximately Cdn $17.10 per share, primarily by ascribing a value of Cdn $10.00 per share to a 25% net profit interest in Canada Southern’s natural gas interests in the Canadian Arctic Islands which CanSup proposes to distribute proportionately to all tendering shareholders. The Press Release fails to disclose the terms and conditions of the net profit interest or the basis on which it ascribes a Cdn $10.00 per share valuation to it. On its face, the valuation is patently absurd. Assuming for purposes of discussion that a 25% interest in Canada Southern’s Arctic Islands natural gas interests is worth Cdn $10.00 per share, then the entire interest must be worth four times that amount, or Cdn $40.00 per share. Nevertheless, the Press Release states that the total value of the consideration making up the revised CanSup Offer equals approximately Cdn $17.10 per share. Stated differently, CanSup, for all intents and purposes, is purporting to buy 100% of Canada Southern’s Arctic Islands natural gas interests by remitting back to shareholders 25% of the interests.
     Second, the Press Release was issued a very short time before the scheduled expiration of the Oil Sands Offer (8:00 a.m., Mountain Daylight Time, on Tuesday, August 1), at just the moment when shareholders must make a decision whether or not to tender their shares to Canadian Oil Sands. The Press Release attempts to mislead and confuse shareholders so they do not tender into the Oil Sands Offer, thereby defeating the two-thirds tender condition and, quite possibly, the Oil Sands Offer itself.
     Third, CanSup has yet to file a copy of the Press Release or any amended tender offer materials with the Commission. As a result, there is a tremendous amount of confusion in the marketplace, as shareholders learn of the Press Release and attempt to ascertain its true meaning.
     Finally, the Press Release states only that CanSup “will be” amending the CanSup Offer. As of this date, CanSup does not appear to have taken any formal action to do so. Right now, it is an open question whether CanSup really intends to formally amend the CanSup Offer as described in the Press Release unless and until it is able to ascertain whether the Press Release accomplishes its true intended purpose, which is to thwart the consummation of the Oil Sands Offer.
     Based on the foregoing, Canada Southern believes strongly the issuance and timing of the Press Release represents a fraudulent, deceptive or manipulative act or practice in connection with the tender offer in violation of the federal securities laws. To help clear the air, Canada Southern issued a press release earlier this afternoon, a copy of which is also attached for your review. A copy of Canada Southern’s press release has already been filed as an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9.

     Please excuse the informal nature of this communication. As noted above, the Oil Sands Offer is scheduled to expire at 8:00 am (Mountain Standard Time) on Tuesday, August 1, 2006. As a result, we believe that time is of the essence. We therefore request that you give this matter your immediate attention.
     Please feel free to call if you would like to discuss this further.
Sincerely,
/s/ Richard S. Smith, Jr.
Richard S. Smith, Jr.

cc:	Timothy L. Largay
Jeffrey Bagner
Edward B. Whittemore
Pat Finnerty
Richard McGinity
John McDonald
Jeff Bakker

Canadian Superior Energy
Inc.
TSX: SNG
AMEX: SNG
JULY 26, 2006 — 17:53 ET
Canadian Superior Announces New Amended Offer Estimated to be Worth Cdn $17.10 Per Share for Canada Southern Petroleum Ltd.
CALGARY, ALBERTA—(CCNMatthews — July 26, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada announced today that its offer by its wholly-owned subsidiary for the common shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF)(TSX:CSW) has been extended to 3:00 p.m. (Mountain Daylight Time) on September 6, 2006, unless further extended or withdrawn, and it will be also amended.
Canadian Superior announced today that it will be amending its consideration under its previous offer for the shares of Canada Southern and will be extending its bid for the shares of Canada Southern. Under Canadian Superior’s revised offer, Canadian Superior will be making a bid for Canada Southern that is estimated to be worth approximately Cdn $17.10 per Canada Southern share. The revised offer will be comprised of 2.0 Canadian Superior shares, Cdn $2.50 cash and a 25% net profit interest in Canada Southern’s approximate 927 bcfe of natural gas being the estimated net amount of natural gas Canada Southern attributes to its interest in the Canadian Arctic Islands. Canadian Superior estimates the value of the net profit interest to be approximately Cdn $10.00 per Canada Southern share based on a value of approximately Cdn $0.65 per MCF of natural gas in place compared to the Western Canada sedimentary basin where natural gas is being sold for over Cdn $2.00 per MCF of natural gas in place. Accordingly, Canadian Superior estimates that the value of this alternate bid, which includes the 25% net profit interest and 2.0 Canadian Superior common shares and Cdn $2.50 cash, equates to approximately Cdn. $17.10 per Canada Southern share (US $14.97).
Pursuant to Canadian Superior’s amended offering, Canada Southern shareholders will alternatively have the right to elect to receive the above-mentioned offer estimated to be worth Cdn $17.10 per Canada Southern share (US$14.97), if Canadian Superior is successful in acquiring at least 66 2/3% of the shares of Canada Southern, being 2.0 shares of Canadian Superior, Cdn $2.50 cash and a proportionate share of a 25% net profit interest in approximately 927 bcfe of natural gas, being the estimated net amount of natural gas Canada Southern attributes to its interest in the Canadian Arctic Islands, or alternatively Canada Southern shareholders will have the right to receive Cdn $2.50 cash and 2.75 common shares of Canadian Superior for each Canada Southern share, being the consideration offered under Canadian Superior’s original offer for Canada Southern.
To date 116,922 shares have been tendered to the original offer, although no shares have been taken up under the original offer pending satisfaction of conditions. All shareholders will be entitled to elect to receive either form of consideration.
Canadian Superior expects to mail a Notice of Variation and Extension for the amended offer to Canada Southern shareholders as soon as reasonably practicable.
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and Canadian Superior’s offshore Nova Scotia interests.
This news release may be deemed to be solicitation material in respect of Canadian Superior’s tender offer for the outstanding common shares of Canada Southern. On June 19, 2006, Canadian Superior filed the following documents with the United States Securities and Exchange Commission (the “SEC”) in connection with its offer to purchase the outstanding common shares of Canada Southern: (1) a Registration Statement on Form F-10 (containing an offer to purchase and take-over bid circular), and (2) a tender offer statement on Schedule T-O.
Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents that have been filed or that will be filed with the SEC. These documents contain important information and are available without charge on the SEC’s website at www.sec.gov and may be obtained from the SEC by telephoning 1-800-SEC-0330. Free copies of these documents may be also obtained by directing a request to Canadian Superior at the address and telephone number below, attention Corporate Secretary.
This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or services.
Statements contained in this news release relating to future results,

events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canadian Superior, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in Canadian Superior’s annual report on Form 40-F on file with the SEC and Canadian Superior’s Offer to Purchase and Circular, which has been filed as part of a Schedule T-O on file with the SEC.
CONTACT INFORMATION
Canadian Superior Energy Inc.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com
or
Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2

FOR IMMEDIATE RELEASE
CANADA SOUTHERN COMMENTS ON CANADIAN SUPERIOR ANNOUNCEMENT
- Maintains recommendation that shareholders accept the Canadian Oil Sands offer -
CALGARY, AB, July 28th, 2006 – The Board of Directors of Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) (NASDAQ: CSPLF)(TSX: CSW) today commented on Canadian Superior Energy Inc.’s (“Canadian Superior”) (TSX and AMEX: SNG) announced intention to amend its offer to purchase all outstanding common shares of Canada Southern. On July 26th, Canadian Superior issued a press release announcing an intention to make a revised offer, but has yet to file formal documents with Canadian or U.S. securities regulators that would define the details of key provisions of that proposed revised offer.
Richard C. McGinity, Chairman of the Canada Southern Board said: “Without a formal amended offer from Canadian Superior, the Board is not in a position to provide a formal recommendation to shareholders, other than to reiterate the Board’s strong and unanimous recommendation that shareholders accept the Canadian Oil Sands offer and tender their shares to it.”
“Based on what we have read in Canadian Superior’s press release, and with the benefit of the advice we have received from our legal and financial advisors, Canadian Superior’s proposed amended offer appears highly speculative, lacking in clarity, certainty and credibility and by its very nature impossible to value. Whatever value one might place on the “net profit interest”, Canadian Superior appears to be proposing to use Canada Southern’s own assets to pay for the Company, and we fail to see how that serves the best interests of our shareholders,” added McGinity.
Shareholders are reminded that the current Canadian Oil Sands offer of US$13.10 per share, all cash, expires at 8:00am Mountain Time on August 1st, and there can be no assurance that Canadian Oil Sands will extend its offer beyond that date.
If shareholders have already tendered to the current Canadian Superior offer, the Board recommends that shareholders withdraw them immediately. For assistance in doing so, shareholders are urged to contact The Proxy Advisory Group at toll free 1-866-678-1770.
The Canada Southern Board, together with its legal and financial advisors, will thoroughly review any revised Canadian Superior offer if and when formal documents have been filed with Canadian and U.S. regulators. After this evaluation, the Canada Southern Board will issue a Notice of Change to the Directors’ Circular originally dated June 26th, 2006 and file related amendments to its Solicitation/Recommendation Statement on Schedule 14D-9 that will contain important information, including the Board’s recommendation with respect to any Canadian Superior offer.

Shareholders are urged to read the Company’s existing Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they contain, and will contain, important information. Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available and all other filings made by Canada Southern with the SEC at the SEC’s website at www.sec.gov. In addition, these materials may be obtained free from Canada Southern by directing a request to Canada Southern, #250, 706 – 7th Avenue S.W, Calgary, Alberta, Canada T2P 0Z1, (403) 269-7741, Attention: Corporate Secretary.
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
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Media	Investors
Longview Communications Inc.	The Proxy Advisory Group, LLC
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Josh Pekarsky
(604) 694-6030